name=Template>

OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response. . . 11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.
8)*

CHARTER COMMUNICATIONS, INC.

(Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)
16117M107

(CUSIP Number)

Gregory P. Landis

Vulcan Cable III Inc.

505 Fifth Avenue South, Suite 900

Seattle, Washington 98104

(206) 342-2000

(Name, Address and Telephone Number of Person
Authorized to
Receive Notices and Communications)

October 31, 2005

(Date of Events which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
  13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
  check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
  Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
  Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
  (however, see the Notes).

CUSIP No. 16117M107

1.

       Names of Reporting Persons. I.R.S. Identification Nos. of above persons
(entities only).

Paul G. Allen

2.

       Check the Appropriate Box if a Member of a Group (See
Instructions)

(a)

[X]

(b)

[ ]

3.

       SEC Use Only
...........................................................................................................................

4.

       Source of Funds (See Instructions)
PF

5.

       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
2(d) or 2(e) [ ]

6.

       Citizenship or Place of Organization
United States of America

       Number of Shares Beneficially Owned
by Each Reporting Person With

7.

       Sole Voting Power
392,457,530 SHARES (1)

8.

       Shared Voting Power
-0- Shares

9.

       Sole Dispositive Power
392,457,530 SHARES (1)

10.

       Shared Dispositive Power
-0- Shares

11.

       Aggregate Amount Beneficially Owned by Each Reporting Person
392,457,530 SHARES (1)

12.

       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) [ ]

13.

       Percent of Class Represented by Amount in Row (11)
       55.1% beneficial ownership of Class A Common Stock (2) / 92.0% voting power (3)

14.

       Type of Reporting Person (See Instructions)
IN

(1) Represents (A) 29,126,463 shares of Class A Common Stock of the Issuer held directly by Mr. Allen, (B) 10,000 vested options to acquire shares of Class
A Common Stock of the Issuer,  (C)  39,036 shares of unvested restricted stock, and (D) shares of Class A Common Stock of the
Issuer into which the following interests may be converted: (a) 50,000 shares of
Class B Common Stock of the Issuer held directly by Paul G. Allen, (b)
106,715,233 Class A Common Membership Units ("Class A Units") of Charter
Communications Holding Company, LLC ("Charter Holdco") held by Vulcan Cable III
Inc. ("Vulcan"), (c) 241,685,246 Class A Units of Charter Holdco held by Charter
Investment, Inc. ("CII") including the exchange of the CCHC Note into 24,100,000 Class A Units  (See Item 6(c)), (d) 9,597,940 Class C Common Membership Units ("Class
C Units") of Charter Holdco held by Vulcan and (e) 5,233,612 Class C Common
Membership Units ("Class C Units") of Charter Holdco held by CII. Each of Vulcan and CII has an exchange option with the Issuer giving it the right, at any time, to exchange both its Class A Units and Class C Units (the Class A Units and the
Class C Units collectively, the "Class B Common Stock Equivalents") for shares of Class B Common Stock of the Issuer on a one-for-one basis. Class B Common
Stock of the Issuer is convertible at any time into Class A Common Stock of the
Issuer on a one-for-one basis. Mr. Allen is the sole stockholder of Vulcan and of CII. Mr. Allen is therefore deemed to have beneficial ownership of all of the
Class B Common Stock Equivalents held by Vulcan and CII. Because Mr. Allen is the ultimate controlling person of both Vulcan and CII, he is a beneficial owner who effectively has sole voting power with respect to the Class B Common Stock
Equivalents held by each entity; however, because each such controlled entity is the record holder of such Class B Common Stock Equivalents, these controlled entities may be deemed to share voting power with Mr. Allen over such Class B
Common Stock Equivalents.

(2) The calculation of the percentage assumes that: (i) the 50,000 shares of
Class B Common Stock held by Mr. Allen have been converted into shares of Class
A Common Stock and (ii) all Class B Common Stock Equivalents held by Vulcan and
CII or that Vulcan and CII have the right to acquire within 60 days of
October 31, 2005 (the "Reporting Date") have been exchanged for shares of
Class A Common Stock.

(3) Each share of Class B Common Stock of the Issuer has the right to a number of votes determined by multiplying (i) ten, and (ii) the sum of (1) the total number of shares of Class B Common Stock outstanding, and (2) the aggregate number of Class B Common Stock Equivalents, and dividing the product by the total number of shares of Class B Common Stock outstanding. The calculation of this percentage assumes that Mr. Allen's equity interests are retained in the form that maximizes voting power (i.e., the 50,000 shares of
Class B Common Stock held by Mr. Allen have not been converted into shares of
Class A Common Stock and that the Class B Common Stock Equivalents beneficially owned by Mr. Allen through Vulcan and CII have not been exchanged for shares of
Class B Common Stock or Class A Common Stock).

CUSIP No. 16117M107

1.

       Names of Reporting Persons. I.R.S. Identification Nos. of above persons
(entities only).

Vulcan Cable III Inc.

2.

       Check the Appropriate Box if a Member of a Group (See
Instructions)

(a)

[X]

(b)

[ ]

3.

       SEC Use Only
...........................................................................................................................

4.

       Source of Funds (See Instructions)
AF

5.

       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
2(d) or 2(e) [ ]

6.

       Citizenship or Place of Organization
State of Washington

       Number of Shares Beneficially Owned
by Each Reporting Person With

7.

       Sole Voting Power
-0-

8.

       Shared Voting Power
116,313,173 SHARES (1)

9.

       Sole Dispositive Power
-0-

10.

       Shared Dispositive Power
116,313,173 SHARES (1)

11.

       Aggregate Amount Beneficially Owned by Each Reporting Person
116,313,173 SHARES (1)

12.

       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) [ ]

13.

       Percent of Class Represented by Amount in Row (11)
       25.0% beneficial ownership of Class A Common Stock (2) / 0.0% voting power (3)

14.

       Type of Reporting Person (See Instructions)
CO

(1) Represents Class A Common Membership Units ("Class A Units") and Class C
Common Membership Units ("Class C Units" and together with the Class A Units, the "Class B Common Stock Equivalents") of Charter Communications Holding
Company, LLC ("Charter Holdco") directly held by Vulcan Cable III Inc.
("Vulcan"). Vulcan has an exchange option with the Issuer giving it the right, at any time, to exchange its Class B Common Equivalents for shares of Class B
Common Stock of the Issuer on a one-for-one basis. Class B Common Stock of the
Issuer is convertible at any time into Class A Common Stock of the Issuer on a one-for-one basis. Paul G. Allen is the sole stockholder of Vulcan and is therefore deemed to have beneficial ownership of all of the Class B Common
Equivalents that Vulcan Cable III Inc. owns. Because Mr. Allen is the ultimate controlling person of Vulcan, he is a beneficial owner who effectively has sole voting power with respect to the Class B Common Stock Equivalents held by
Vulcan; however, because Vulcan is the record holder of such Class B Common
Stock Equivalents, Vulcan may be deemed to share voting power with Mr. Allen over such Class B Common Stock Equivalents.

(2) The calculation of this percentage assumes that all Class B Common Stock
Equivalents held by Vulcan or that Vulcan has the right to acquire within 60 days of October 31, 2005 (the "Reporting Date") have been exchanged for shares of Class A Common Stock.

(3) Each share of Class B Common Stock of the Issuer has the right to a number of votes determined by multiplying (i) ten, and (ii) the sum of (1) the total number of shares of Class B Common Stock outstanding, and (2) the aggregate number of Class B Common Stock Equivalents, and dividing the product by the total number of shares of Class B Common Stock outstanding. The calculation of this percentage assumes that Mr. Allen's equity interests are retained in the form that maximizes voting power (i.e., the 50,000 shares of
Class B Common Stock held by Mr. Allen have not been converted into shares of
Class A Common Stock and that the Class B Common Stock Equivalents owned by
Vulcan and CII have not been exchanged for shares of Class B Common Stock or
Class A Common Stock).

CUSIP No. 16117M107

1.

       Names of Reporting Persons. I.R.S. Identification Nos. of above persons
(entities only).

Charter Investment, Inc.

2.

       Check the Appropriate Box if a Member of a Group (See
Instructions)

(a)

[X]

(b)

[ ]

3.

       SEC Use Only
...........................................................................................................................

4.

       Source of Funds (See Instructions)
AF

5.

       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
2(d) or 2(e) [ ]

6.

       Citizenship or Place of Organization
State of Delaware

       Number of Shares Beneficially Owned
by Each Reporting Person With

7.

       Sole Voting Power
-0-

8.

       Shared Voting Power
246,918,858 SHARES (1)

9.

       Sole Dispositive Power
-0-

10.

       Shared Dispositive Power
246,918,858 SHARES (1)

11.

       Aggregate Amount Beneficially Owned by Each Reporting Person
246,918,858 SHARES (1)

12.

       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)
[ ]

13.

       Percent of Class Represented by Amount in Row (11)
       41.5% beneficial ownership of Class A Common Stock (2) / 0.0% voting power (3)

14.

       Type of Reporting Person (See Instructions)
CO

(1) Represents Class A Common Membership Units ("Class A Units") and Class C
Common Membership Units ("Class C Units" and together with the Class A Units, the "Class B Stock Common Equivalents") of Charter Communications Holding
Company, LLC ("Charter Holdco") directly held by Charter Investment, Inc.
("CII").  Assumes the exchange of the CCHC Note into 24,100,000 Class A Units (See Item 6 (c)). CII has an exchange option with the Issuer giving it the right, at any time, to exchange its Class B Stock Common Equivalents for shares of Class B
Common Stock of the Issuer on a one-for-one basis. Class B Common Stock of the
Issuer is convertible at any time into Class A Common Stock of the Issuer on a one-for-one basis. Paul G. Allen is the sole stockholder of CII and is therefore deemed to have beneficial ownership of all of the Class B Common Equivalents that CII owns. Because Mr. Allen is the ultimate controlling person of CII, he is a beneficial owner who effectively has sole voting power with respect to the
Class B Common Stock Equivalents held by CII; however, because CII is the record holder of such Class B Common Stock Equivalents, CII may be deemed to share voting power with Mr. Allen over such Class B Common Stock Equivalents.

(2) The calculation of this percentage assumes that all Class B Common Stock
Equivalents held by CII or that CII has the right to acquire within 60 days of
October 31, 2005 (the "Reporting Date") have been exchanged for shares of Class
A Common Stock.

(3) Each share of Class B Common Stock of the Issuer has the right to a number of votes determined by multiplying (i) ten, and (ii) the sum of (1) the total number of shares of Class B Common Stock outstanding, and (2) the aggregate number of Class B Common Stock Equivalents, and dividing the product by the total number of shares of Class B Common Stock outstanding. The calculation of this percentage assumes that Mr. Allen's equity interests are retained in the form that maximizes voting power (i.e., the 50,000 shares of
Class B Common Stock held by Mr. Allen have not been converted into shares of
Class A Common Stock and that the Class B Common Stock Equivalents owned by
Vulcan and CII have not been exchanged for shares of Class B Common Stock or
Class A Common Stock).

This eighth amendment to Schedule 13D amends the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on November 22,
1999, as amended by the first amendment, as filed with the SEC on December 20,
1999, the second amendment, as filed with the SEC on September 13, 2000, the third amendment, as filed with the SEC on March 11, 2002, the fourth amendment, as filed with the SEC on May 17, 2002, the fifth amendment, as filed with the
SEC on July 3, 2002, the sixth amendment, as filed with the SEC on August 8,
2002, and the seventh amendment, as filed with the SEC on December 13, 2003
(as amended, the "Schedule 13D"). Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Schedule 13D.

Item 2.

Identity and Background

Item 2 is amended and restated in its entirety as follows:

The persons filing this statement are Paul G. Allen, Charter
      Investment, Inc. ("CII") and Vulcan Cable III Inc. ("Vulcan" and together with Paul G. Allen and CII, the "Reporting Persons"). Mr. Allen's business address is: c/o Vulcan Inc., 505 Fifth Avenue South, Suite 900, Seattle,
      Washington 98104. Mr. Allen is Chairman of the board of directors of the
      Issuer and CII and a director of Vulcan. Mr. Allen is also the sole stockholder of Vulcan and CII.

Vulcan is a Washington corporation, the principal business of which is holding equity interests in Charter Communications Holding Company, LLC
      ("Charter Holdco"). The address of Vulcan's principal office is 505 Fifth
      Avenue South, Suite 900, Seattle, Washington 98104. Mr. Allen and each of
      Vulcan's executive officers and directors is a U.S. citizen. Their names, business addresses and principal occupations are below.

Paul G. Allen, c/o Vulcan Inc., 505 Fifth Avenue South, Suite 900,
      Seattle, Washington 98104. Mr. Allen is Chairman of the board of directors of CII and of the Issuer and a director of Vulcan. Mr. Allen is also the sole stockholder of Vulcan. Mr. Allen is the brother of Ms. Patton.

Jo Allen Patton, c/o Vulcan Inc., 505 Fifth Avenue South, Suite 900,
      Seattle, Washington 98104. Ms. Patton is the director and President of
      Vulcan Cable III and the director and President of CII. Ms. Patton is the sister of Mr. Allen.

Nathaniel T. Brown, c/o Vulcan Inc., 505 Fifth Avenue South, Suite 900,
      Seattle, Washington 98104. Mr. Brown is a Vice President of Vulcan and of
      CII.

Joseph D. Franzi, c/o Vulcan Inc., 505 Fifth Avenue South, Suite 900,
      Seattle, Washington 98104. Mr. Franzi is a Vice President of Vulcan and a
      Vice President of CII.

Gregory P. Landis, c/o Vulcan Inc., 505 Fifth Avenue South, Suite 900,
      Seattle, Washington 98104. Mr. Landis is a Vice President and Secretary of
      Vulcan and CII.

CII is a Delaware corporation, the principal business of which is holding equity interests in Charter Holdco, a subsidiary of the Issuer, and performing various services relating to the cable assets held indirectly by Charter Holdco and the Issuer. The address of CII's principal office is 505 Fifth Avenue South, Suite 900, Seattle, Washington
      98104. Mr. Allen and each of CII's executive officers and directors is a
      U.S. citizen. Their names, business addresses and principal occupations are as follows:

Jo Allen Patton, c/o Vulcan Inc., 505 Fifth Avenue South, Suite 900,
      Seattle, Washington 98104. Ms. Patton is the director and President of CII and the director and President of Vulcan Cable III. Ms. Patton is the
      sister of Mr. Allen.

Nathaniel T. Brown, c/o Vulcan Inc., 505 Fifth Avenue South, Suite 900,
      Seattle, Washington 98104. Mr. Brown is a Vice President of Vulcan and of
      CII.

Joseph D. Franzi, c/o Vulcan Inc., 505 Fifth Avenue
      South, Suite 900, Seattle, Washington 98104. Mr. Franzi is a Vice
      President of CII and a Vice President of Vulcan.

Gregory P. Landis, c/o Vulcan Inc., 505 Fifth Avenue South, Suite 900,
      Seattle, Washington 98104. Mr. Landis is a Vice President and Secretary of
      Vulcan and CII.

During the last five years, Mr. Allen, Vulcan and CII have not, nor, to the best knowledge of Vulcan, CII and Mr. Allen, has any other person named in this Item 2, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.

       Source and Amount of Funds or other Consideration.

       Mr. Allen funded his purchases of the securities described in Item 5(c)
with personal funds.

Item 5.

Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety as follows:

a) As of October 31, 2005 (the "Reporting Date") Mr. Allen
      beneficially owns 392,457,530 shares of Class A Common Stock of the
      Issuer, which consists of (i) 29,126,463 shares of Class A Common Stock of the Issuer held directly by Mr. Allen, (ii) 10,000 vested options on shares of Class A Common Stock of the Issuer,  (iii) 39,036 shares of unvested restricted stock, and  (iv) shares of Class A
      Common Stock of the Issuer into which the following interests may be converted: (a) 50,000 shares of Class B Common Stock of the Issuer held directly by Mr. Allen, (b) 106,715,233 Class A Common Membership
      Units ("Class A Units") of Charter Holdco held by Vulcan,
      (c) 241,685,246 Class A Units of Charter Holdco held by CII, including the exchange of the CCHC Note into 24,100,000 Class A Units, (See Item 6(c)), (d)
      9,597,940 Class C Common Membership Units ("Class C Units") of Charter
      Holdco that are held by Vulcan and (e) 5,233,612 Class C Units of Charter
      Holdco that are held by CII. Each of Vulcan and CII has an exchange option with the Issuer giving it the right, at any time, to exchange its Class A
      Units and Class C Units (collectively, the "Class B Common Stock
      Equivalents") for shares of Class B Common Stock of the Issuer on a one-for-one basis. Class B Common Stock of the Issuer is convertible at any time into Class A Common Stock of the Issuer on a one-for-one basis.

Each share of Class B Common Stock of the Issuer has the right to a number of votes determined by multiplying (i) ten, and (ii) the sum of (1)
      the total number of shares of Class B Common Stock outstanding, and (2)
      the aggregate number of Class B Common Stock Equivalents, and dividing the product by the total number of shares of Class B Common Stock outstanding.
      The Class B Common Stock is identical to the Class A Common Stock except that the Class A Common Stock is entitled to one vote per share and is not convertible into any other security.

As of the Reporting Date, Mr. Allen's beneficial ownership represents approximately 55.1% of the shares of the Issuers outstanding Class A
      Common Stock, assuming conversion of all Class B Common Stock and Class B
      Common Stock Equivalents, and approximately 92.0% of the voting power of the Issuers outstanding Class A Common Stock assuming no conversion of the
      Class B Common Stock and the Class B Common Stock Equivalents.

Except as otherwise provided, each of the other persons named in Item 2 beneficially owns less than 0.1% of the equity and voting power of the
      Issuer and, except as otherwise provided below, none of the other persons named in Item 2 beneficially owns any of the Issuer's Class A Common
      Stock. Included in beneficial ownership are all options that vest and will be exercisable within 60 days of the Reporting Date.

Nathaniel T. Brown, Vice President of Vulcan and of CII, beneficially owns 2,400 shares of Class A Common Stock.

Joseph D. Franzi, Vice President of CII and a Vice President of Vulcan and CII, beneficially owns 934 shares of Class A Common
      Stock.

Jo Allen Patton, director and President of Vulcan and CII, beneficially owns 51,300 shares of Class A Common Stock.

(b) Mr. Allen is deemed to have sole voting and dispositive power with respect to the 363,232,031 shares of Class A Common Stock that he beneficially owns directly and indirectly through CII and Vulcan (which he controls). Because Mr. Allen is the ultimate controlling person of Vulcan,
      Vulcan is deemed to have shared voting and dispositive power with Mr.
      Allen over the 116,313,173 shares of Class A Common Stock beneficially owned by Vulcan through its ownership of 106,715,233 Class A Units and
      9,597,940 Class C Units of Charter Holdco. Because Mr. Allen is the
      ultimate controlling person of CII, CII is deemed to have shared voting and dispositive power with Mr. Allen over the 246,918,858 shares of Class
      A Common Stock beneficially owned by CII through its ownership of
      241,685,246 Class A Units and 5,233,612 Class C Units of Charter Holdco.

To the knowledge of the Reporting Persons, except as otherwise specified herein, each of the persons disclosed in Item 5 has sole dispositive and voting power with respect to the shares of Class A Common
      Stock actually held by the persons.

(c) During the 60 days prior to the Reporting Date:

On July 27, 2004, Mr. Allen acquired beneficial ownership of 15,823 shares of Class A Common Stock of the Issuer through the grant of restrict stock valued at $50,000 at the date of grant and fully vested on the anniversary of the date of grant.

On July 22, 2005, Mr. Allen acquired beneficial ownership of 39,063 shares of Class A Common Stock of the Issuer through the grant of restrict stock valued at $50,000 at the date of grant and fully vested on the anniversary of the date of grant.

Item 6.

       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item  6(c) is amended and supplemented as follows:

(c) Bresnan

On October 31, 2005, Mr. Allen, the Special
      Committee, the Issuer, Charter Holdco and certain of their affiliates, having investigated the facts and circumstances relating to the dispute involving the CC VIII interest, after
      consultation with counsel and other advisors, and as a result of the
      Delaware Chancery Court's non-binding mediation program, agreed to settle the dispute, and execute certain permanent and irrevocable releases pursuant to the Settlement Agreement and Mutual Release agreement dated
      October 31, 2005 (the "Settlement").

Incident to the Settlement, the parties have received a fairness opinion.

Pursuant to the Settlement, CII has retained 30% of its CC VIII interest (the "Remaining Interests"). The Remaining Interests are subject to certain drag along, tag along and transfer restrictions as detailed in the revised CC VIII Limited Liability Company Agreement.

CII transferred 62.6% of its CC VIII interest to Charter Holdco in respect of its existing interest in Charter Holdco.  Charter Holdco did not issue any additional membership units to CII in exchange for such transfer.  Charter Holdco then transferred such interest in CC VIII to a newly formed entity, CCHC, LLC
      (a direct subsidiary of Charter Holdco and the direct parent of Charter
      Holdings, "CCHC").  Finally, CII transferred 7.4% of its CC VIII interest to CCHC in exchange for a 15-year subordinated exchangeable note of CCHC with an initial value of $48,200,000, accreting at 14%, compounded quarterly, which will be added to the initial accreted value of the Note through February 28, 2009 and will be added to the accreted value of the Note to the extent not paid in cash (the "Note").

The Note is exchangeable, at CII's option, at any time, for Charter
      Holdco Class A Common Units at a rate equal to the initial liquidation value, plus accreted return through the date prior to the exchange, divided by $2.00 (the "Exchange Price"). Customary anti-dilution protections have been provided for that could cause future changes to the
      Exchange Price. Additionally, the Charter Holdco Class A Common units received will be exchangeable by the holder into the Issuer's common stock in accordance with existing agreements among CII, the Issuer and certain other parties signatory thereto. Beginning three years and four months after the closing of the Settlement, if the closing price of Issuer's common stock is at or above the Exchange Price for a certain period of time as specified in the Settlement Agreement, Charter Holdco may require the exchange of the Note for Charter Holdco Class A units at the initial
      Exchange Price.

CCHC has the right to redeem the Note, under certain circumstances as set forth in the Settlement Agreement, for cash in an amount equal to the initial liquidation value plus the accreted return through the redemption date. CCHC must redeem the Note at its maturity for cash in an amount equal to the initial liquidation value plus the accreted return through maturity.

Item 7.

Exhibits

The following materials are attached as exhibits:

 Ex. 1:  CCHC, LLC Subordinated Accreting Note, dated October 31, 2005

 Ex. 2:  Exchange Agreement between Charter Communications Holding Company, LLC, Charter Investment Inc. and Mr. Paul G. Allen, dated October 31, 2005

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2005

VULCAN CABLE III INC.

By:

  /s/Gregory P. Landis

  Name: Gregory P. Landis
  Title: Vice President

Dated: November 9, 2005

PAUL G. ALLEN

By:

/s/Gregory P. Landis by Power of Attorney

Dated: November 9, 2005

CHARTER INVESTMENT, INC.

By:

/s/Gregory P. Landis

  Name: Gregory P. Landis Title: Vice
President